FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Amendment of the call to a General and Special Shareholders meeting.

Buenos Aires, March 26, 2019

Securities and Exchange Commission

Relevant information – Amendment of the call to a General and Special Shareholders meeting.

We are pleased to address you in our capacity as representatives of BBVA Banco Francés S.A. for the purpose of informing them that pursuant to the provisions of communications “A” 6327 and “A” 6618 of the BCRA, a Special Regulatory Reserve must be created at the first meeting held after the first fiscal year under convergence, for a period of amount equal to the profit originated by application for the first time of the IFRS. In this sense, in point 4 of the agenda of the call to the Ordinary and Extraordinary General Meeting for April 24, 2019, regarding the treatment of the Retained Earnings, it has been omitted to include the amount of said profit, amounting to $ 3,856,404,476.99 and the proposed constitution of said reserve. Said profit cannot be distributed and the reserve can only be canceled for capitalization or to absorb possible negative balances of the item “Retained earnings”. In this sense, the result of the exercise is not modified and therefore the amount that in the opportunely published call is proposed to destine to the payment of dividends.

In view of the foregoing, at its meeting held on the date hereof, the Board of Directors has resolved to replace item 4 of the agenda of the call to meeting for April 24, 2019, by the following: “4) Consideration of the results of the Fiscal Year No. 144, ended on December 31, 2018. Treatment of the Retained Earnings as of December 31, 2018 in the amount of $ 13,470,091,472.14. It is proposed to allocate: (a) $ 3,856,404,476.99 to the constitution of a Normative Reserve - Special for the first time application of IFRS, in accordance with the provisions of Communications “A” 6327 and “A” 6618 of the Bank Central of the Argentine Republic; (b) $ 1,922,737,399.03 to Legal Reserve; (c) $ 2,407,000,000 for the distribution of cash dividends; and (d) $ 5,283,949,596.12 to facultative reserve for future distribution of results, in accordance with Communication “A” 6464 of the Central Bank of the Argentine Republic “and proceed to the publication of a Amendment Notice in that sense with the legal anticipation required in the same media in which the call was published and for equal terms. The rest of the call remains in full force and without any modification.

Without another particular, we greet you very attentively.

Sincerely yours

BBVA BANCO FRANCÉS S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 26, 2019	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Executive Officer